

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2021

Edmond M. Safra
President
Finance of America Companies Inc.
767 Fifth Avenue, 46th Floor
New York, NY 10153

> **Re: Finance of America Companies Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed January 28, 2021**
> **File No. 333-249897**

Dear Mr. Safra:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 14, 2021 letter.

Amendment No. 2 to Registration Statement on Form S-4

Unaudited Pro Forma Combined Consolidated Financial Information, page 107

1. As disclosed on page 108, part (ii) of the Business Combination relates to the purchase by Replay of FoA Units from the Sellers and Blocker GP. Please tell us and revise to clarify if and where this transaction is presented in the pro forma balance sheet.

2. Please tell us and revise to clarify if and where the Blocker Merger as discussed in part (v) of the Business Combination on page 108 is presented in the pro forma balance sheet.

You may contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Susan Block at 202-551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance